WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

February 11, 2010

Ms. Stephani Bouvet
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Hyperera, Inc.
Registration Statement on Form S-1
Amendment No. 1.
File No. 333-163035

Dear Ms. Bouvet:

We have filed on EDGAR the above Amendment No. 1 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .		Language removed. Confirmed that all shares have been issued.
2 .		Language concerning warrants removed. There are no warrants.
3 .		Risk Factor concerning this potential conflict added.
4 .		Risk revised to clarify no revenues as of September 30, 2010.
5 .		Risk Factors separated and revised.
6 .		Disclosure added to clarify only material relationship is with our attorney.
7 .		Disclosure added to clarify that we conduct our business through our subsidiary in China and the we only intend to sell products of Beijing Chaoran.
8 .		Extensive disclosure of regulatory environment in China added.
9 .		Removed
10 .		Updated as requested
11 .		Updated as requested
12 .		As there have been recent sales at $.20 per share we believe this comment is addressed.
13 .		We have revised disclosure concerning this transaction as requested.
14 .		Besides the distribution agreement. The purchase contracts Between Hyperera, Inc. and Beijing Chaoran are attached in exhibit.
15 .		We have filed the distribution agreement revised to correct these scrivener errors.
16 .		We have eliminated this undertaking.
17 .		Auditor report revised as requested.
18-24		See Accounting Comment Response below

25 .		Updated

Financial Statements

Independent Auditor’s Report on the Financial Statements

17. The auditor’s report was revised to add city and state where issued.

Note B- Significant Accounting Policies

Revenue Recognition, page F-10

18.	The revenue recognition will follow the guidance in SAB 104 and the arrangements contain a software element within the scope of SOP 97-2. See revised Revenue Recognition.

19.	EITF 99-19: the analysis was disclosed and revised as follows:

In accordance with paragraph 7-19 of EITF 99-19, "Reporting Revenues Gross as a Principal versus Net as an Agent", the Company will recognize revenues on a gross basis.EITF 99-19 discusses whether revenues and cost of goods sold to arrive at gross profit and their corresponding assets and liabilities should be recorded at gross or net.

The following indicators of gross revenue recognition are existed in the Company:

•	Acts as principal in the transaction.
•	Has risk and rewards of ownership, such as general inventory risk, risk of loss for collection, delivery and returns, and
•	Takes title to the products,
•	Flexibility in pricing
•	Assumes credit risk;
•
The company can change the products or perform part of the service, and the Company is involved in the determination of products or service specifications, and the Company customizes the supplier’s software based on customer’s needs.

All the indicators of net revenue reporting (EITF 99-19, paragraph 15-19) are not existed in the Company.  The Company signed a distribution agreement on March 15, 2009 for 3 years with Beijing Chaoran Chuangshi Technology Co., Ltd (Beijing Chaoran) for the CIS software developed by Beijing Chaoran.  According to the Agreement, the Company may exclusively sell the Chaoran developed CIS systems, but if Chaoran discontinue the supply of CIS, the Company can select other suppliers or other CIS developers to provide the similar products to the customers.  Accordingly, an signed agreement will not affect the recognition of gross revenue reporting.

Note C – Related Party Transactions

Loans to Officers, page F-13

20.	The advanced $115,000 was to Mr. Zhiyong Li, Chairman and CEO of Hyperera, Inc. The loan was paid without interest charge in full on February 27, 2010.

Note D – Shareholders’ Equity

21.	Please see below:

Under the Company’s Articles of Incorporation dated February 19, 2008, the Company is authorized to issue 200,000,000 shares of capital stock with a par value of $0.001.

On Feburary19, 2008, the Company was incorporated in the State of Nevada.

On February 19, 2008, , the Company issued 20,000,000 shares to three founders of the Company, Zhiyong Li, Wei Wu, and Huitao Zhou  at $0.001 per share or $ 20,000 for initial capital (stock subscription receivable).  Detail as follow:

Name	Share QTY	Purchase Date	Amount ($0.001) Per Share
Zhi Yong Li	10,000,000	2/19/2008	$10,000
Wei Wu	5,000,000	2/19/2008	$5,000
Hui Tao Zhou	5,000,000	2/19/2008	$5,000
Total	20,000,000		$20,000

On March 31, 2008, the Company issued total 5,200,000 shares to 52 shareholders at $0.03 per share or $156,000 for common stock (stock subscription receivable).
Detail list as follow:

Name	Share QTY	Purchase Date	Amount ($0.03) Per Share
Lian Cheng Li	100,000	3/19/2008	$3,000
Lian Rong Zhou	100,000	3/19/2008	$3,000
Xiao Zhang	100,000	3/19/2008	$3,000
Ya Jun Li	100,000	3/19/2008	$3,000
Jia Bin Fu	100,000	3/19/2008	$3,000
De Lu Zhang	100,000	3/19/2008	$3,000
Gui Yun Tian	100,000	3/19/2008	$3,000
Tong Xu	100,000	3/19/2008	$3,000
Pei Ji Wu	100,000	3/19/2008	$3,000
Lan Fen Wang	100,000	3/19/2008	$3,000
Lin Hua Shang	100,000	3/19/2008	$3,000
Jian Wu	100,000	3/19/2008	$3,000
Quan Wu	100,000	3/19/2008	$3,000
Qing Tian	100,000	3/19/2008	$3,000
Shu Zhi Zhang	100,000	3/19/2008	$3,000
Yu Fang Zhou	100,000	3/19/2008	$3,000
Yue Hui Zhou	100,000	3/19/2008	$3,000
Yue Ming Zhou	100,000	3/19/2008	$3,000
Xiang You Kong	100,000	3/19/2008	$3,000
Zhi Nan Zhou	100,000	3/19/2008	$3,000
Jian Zhong Zhang	100,000	3/19/2008	$3,000
Jian Guo Zhang	100,000	3/19/2008	$3,000
Jian Wu Zhang	100,000	3/19/2008	$3,000
Ling Fen Shang	100,000	3/19/2008	$3,000
Wen Zhang	100,000	3/19/2008	$3,000
Yan Yun Xi	100,000	3/20/2008	$3,000
Ling Luan	100,000	3/20/2008	$3,000

Qing Liang Chen	100,000	3/20/2008	$3,000
Yan Mei Du	100,000	3/20/2008	$3,000
Nan Su	100,000	3/20/2008	$3,000
Qing Di	100,000	3/20/2008	$3,000
Hong Tao Bai	100,000	3/20/2008	$3,000
Meng Xia Zhuang	100,000	3/20/2008	$3,000
Zhi Hui Zhang	100,000	3/20/2008	$3,000
Shu Ting Zhang	100,000	3/20/2008	$3,000
Wen Fang Dong	100,000	3/20/2008	$3,000
Yan Hu	100,000	3/20/2008	$3,000
Zhen Qin Wang	100,000	3/20/2008	$3,000
Wei Lin	100,000	3/22/2008	$3,000
Yi Xiong Wang	100,000	3/22/2008	$3,000
Yang Yu	100,000	3/22/2008	$3,000
Shu Jun Huang	100,000	3/22/2008	$3,000
Zheng Jie Hua	100,000	3/22/2008	$3,000
Ming Liu	100,000	3/22/2008	$3,000
Li Wen Shi	100,000	3/22/2008	$3,000
Zhong Huan Li	100,000	3/22/2008	$3,000
Ji Xiang Liu	100,000	3/22/2008	$3,000
Hou Qin Li	100,000	3/22/2008	$3,000
Hao Chen Liu	100,000	3/22/2008	$3,000
Da Liu	100,000	3/22/2008	$3,000
Yu Ming Zhou	100,000	3/22/2008	$3,000
Bao Shu Dai	100,000	3/22/2008	$3,000
Total	5,200,000		$156,000

On April 28, 2008, the Company issued additional 1,400,000 shares to 14 shareholders at $0.03 per share or $42,000 for common stock (stock subscription receivable). Detail as follow:

Name	Share QTY	Purchase Date	Amount ($0.03) Per Share
Jun Liu	100,000	4/28/2008	$3,000
Yu Yan Qin	100,000	4/28/2008	$3,000
Lian Sheng Zhou	100,000	4/28/2008	$3,000
Wen Hui Zhou	100,000	4/28/2008	$3,000
Yong Heng Hao	100,000	4/28/2008	$3,000
Mei Sheng	100,000	4/28/2008	$3,000
Wen Luan Hu	100,000	4/28/2008	$3,000
Guang Yue Shang	100,000	4/28/2008	$3,000
Ke Yan Liu	100,000	4/28/2008	$3,000
Li Fang Huang	100,000	4/28/2008	$3,000
Hui Li	100,000	4/28/2008	$3,000
Fu Jun Jia	100,000	4/28/2008	$3,000
Yong Yu Liu	100,000	4/28/2008	$3,000
Bao Yu Li	100,000	4/28/2008	$3,000
Total	1,400,000		$42,000

On July 20, 2008, additional 1,200,000 shares were issued to 7 shareholders at $ 0.03 per share, and the total proceeds of $36,000 were received. Detail as follow:

Name	Share QTY	Purchase Date	Amount ($0.03) Per Share
Sen Chai	100,000	7/20/2008	$3,000
Qian Sun	100,000	7/20/2008	$3,000
Yun Sun	100,000	7/20/2008	$3,000
Wan Ting Li	100,000	7/20/2008	$3,000
Fu Xiang Tian	200,000	7/20/2008	$6,000
Zeng Zhao	300,000	7/20/2008	$9,000
Lie Rong Huang	300,000	7/20/2008	$9,000
Total	1,200,000		$36,000

On July 20, 2008, 139,000 shares were issued to Williams Law Group at $ 0.03 per share for the legal service value $4,170.

At December 15, 2009, additional 60,000 shares of common stocks were issued to 3 shareholders at $ 0.20 per share, and the total proceeds of $12,000 were received.  The 3 new shareholders are independent and no-affiliated to Hyperera, Inc.

The price of common stocks issued to all shareholders were simple market approach, all the company information was disclosed to share subscribers and the price was mutually agreed and negotiated, then accepted by both the Company and common share subscribers.

Interim Financial Statements

Statement of Cash Flows, page F-20

22.	See below:

On Feburary19, 2008, the Company was incorporated in the State of Nevada.

On February 19, 2008, , the Company issued 20,000,000 shares to three founders of the Company, Zhiyong Li, Wei Wu, and Huitao Zhou  at $0.001 per share or $ 20,000 for initial capital (stock subscription receivable as of June 30, 2009).

On March 31, 2008, the Company issued total 5,200,000 shares to 52 shareholders at $0.03 per share or $156,000 for common stock (stock subscription receivable as of June 30, 2009).

On April 28, 2008, the Company issued additional 1,400,000 shares to 14 shareholders at $0.03 per share or $42,000 for common stock (stock subscription receivable as of June 30, 2009

The total stock subscription receivable of $218,000 was received on July, 2009.  Therefore, as of December 31, 2008, there was no balance for stock subscription receivables and no amount would be shown on the Statement of Cash Flows as of December 31, 2008.

Note B-Significant Accounting Policies

Prepaid Expense to Supplier, page F-24

23.	Revised to disclose the prepaid of $207,998 to Beijing Chaoran, and the purchase contracts were attached.
24.
At November, 19, 2009, hardware sales revenue of $ 6,588 was recognized, and a cost of $ 5,968 was recorded too.

At December 28, 2009, hardware sales revenue of $ 59,430 was recognized, and a cost of $ 54,030 was incurred.

As of December, 31, 2009, a total revenue of $ 66,018 was earned; and the amount of $ 59,998 that prepaid to supplier on March, 2009 was become cost of good sold.  Therefore, the total prepaid amount was reduce to $148,000.00

Prepaid to Supplier:

3/9/2009	Prepaid to Chaoran	$59,998
3/18/2009	Prepaid to Chaoran	$148,000
9/30/2009	Total	$207,998

11/19/2009	COGS	$5,968
12/28/2009	COGS	$54,030
12/31/2009	Total COGS	$59,998

12/31/2009	Total Prepaid to Supplier	$148,000

25.	Prepaid of $207,998 was disclosed as related party transactions, and the related purchase contracts were attached as exhibit.

General

26.	Updated